ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-132747 Dated July 30, 2008

Return Optimization Securities with Partial Protection

Enhanced Return Strategies for Moderate Return Environment

UBS AG $•   Securities linked to the Rogers International Commodity Index® — Excess ReturnSM due on or about February 26, 2010

Investment Description

Return Optimization Securities with Partial Protection (“ROS”) are securities issued by UBS AG (“UBS”) with returns linked to the performance of the Rogers International Commodity Index® — Excess ReturnSM (the “Index”). ROS are designed to enhance index returns in a moderate-return environment — meaning an environment in which commodity indices generally experience moderate appreciation. If the Index Return is positive, at maturity you will receive your principal plus 3 times the Index Return, up to the Maximum Gain, providing you with an opportunity to outperform the Index. If the Index Return is between 0 and -10% (inclusive), at maturity you will receive your principal. If the Index Return is below -10%, at maturity you will lose 1% (or a fraction thereof) of your principal for every 1% (or a fraction thereof) that the Index Return is below -10%. Accordingly, if the Index declines by more than 10% over the term of your ROS, you may lose up to 90% of your principal. The partial protection feature applies only if you hold your ROS to maturity. Although UBS intends to make a daily secondary market in the ROS, investors are urged to hold the ROS to Maturity.

Features
☐	Growth Potential: ROS provide the potential to enhance returns in a moderate-return environment.
☐	Partial Protection of Principal: At maturity you will receive a cash payment equal to at least 10% of your invested principal.
☐	Diversification: ROS provide the ability to diversify your portfolio through exposure to the Index, which is comprised of 36 futures contracts on commodities (the “Index Commodities”).

Key Dates*

Trade Date	August 26, 2008
Settlement Date	August 29, 2008
Final Valuation Date	February 22, 2010
Maturity Date	February 26, 2010
*	In the event we make any change to the expected Trade Date and Settlement Date, the Final Valuation Date and the Maturity Date will be changed to ensure that the stated term of the ROS remains the same.
Security Offering

We are offering the Return Optimization Securities with Partial Protection linked to the Index. The return on the ROS are subject to, and will not exceed, the predetermined Maximum Gain, which will be determined on the trade date. The ROS are offered at a minimum investment of $1,000 per 100 notes.

Securities	Index Symbol*	Maximum Gain**	Maximum Payment at Maturity per $10.00 Security	CUSIP	ISIN
ROS linked to the Rogers International Commodity Index® — Excess ReturnSM	RICIGLER	24.25% to 27.25%	$12.425 to $12.725	90264M202	US90264M2026
*	Bloomberg, L.P.
**	Actual maximum gain will be set on the Trade Date.

See “Additional Information about UBS and the ROS” on page 2. The ROS will have the terms specified in the ROS PP product supplement and accompanying prospectus, as supplemented by this free writing prospectus. See “Key Risks” on page 4 and the more detailed “Risk Factors” beginning on page PS-12 of the ROS PP product supplement for risks related to an investment in the ROS. Your ROS do not guarantee any return of principal in excess of $1.00 per $10.00 invested. An Index Return of less than -10% at maturity will result in a loss of principal.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this free writing prospectus, or the accompanying ROS PP product supplement, or prospectus. Any representation to the contrary is a criminal offense. The securities are not deposit liabilities of UBS AG and are not FDIC insured.

	Price to Public	Underwriting Discount	Proceeds to UBS AG
Per Security	$10.00	$0.175	$9.825
Total

UBS Financial Services	UBS Investment Bank

Additional Information about UBS and the ROS

UBS has filed a registration statement (including a prospectus, as supplemented by a product supplement for the ROS and an Index supplement for various securities we may offer, including the ROS), with the Securities and Exchange Commission, or SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read these documents and any other documents relating to this offering that UBS has filed with the SEC for more complete information about UBS and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Our Central Index Key, or CIK, on the SEC Web site is 0001114446. Alternatively, UBS will arrange to send you the prospectus, the ROS PP product supplement and the Index supplement if you so request by calling toll-free 800-722-7370.

You may access these documents on the SEC web site at www.sec.gov as follows:

♦	Product supplement for ROS with Partial Protection dated March 28, 2008:

http://www.sec.gov/Archives/edgar/data/1114446/000139340108000184/v107686_690135-424b2.htm

♦	Index supplement dated August 27, 2007:

http://www.sec.gov/Archives/edgar/data/1114446/000139340107000087/v085367_debtsec-prosup.htm

♦	Prospectus dated March 27, 2006:

http://www.sec.gov/Archives/edgar/data/1114446/000095012306003728/y17280ae424b2.htm

References to “UBS,” “we,” “our” and “us” refer only to UBS AG and not to its consolidated subsidiaries. In this free writing prospectus, “ROS” and “Securities” refers to the Return Optimization Securities with Partial Protection that are offered hereby, unless the context otherwise requires. Also, references to the “ROS PP product supplement” mean the UBS product supplement, dated February 21, 2008, references to the “Index supplement” mean the UBS Index supplement, dated August 27, 2007, and references to “accompanying prospectus” mean the UBS prospectus, dated March 27, 2006.

Investor Suitability

The ROS may be suitable for you if:

♦	You are willing to accept the risk of fluctuations in commodities prices, in general, and exchange-traded futures contracts on physical commodities traded or various international exchanges in particular.
♦	You believe that the Index will appreciate moderately — meaning that you believe the Index will appreciate over the term of the ROS, but that such appreciation is unlikely to exceed an amount equal to the Maximum Gain divided by the Multiplier
♦	You seek an investment that offers partial protection when the ROS are held to maturity
♦	You do not seek current income from this investment
♦	You are willing to hold the ROS to maturity, and are willing to accept that there may be no secondary market for the ROS
♦	You are willing to invest in the ROS based on the Maximum Gain

The ROS may not be suitable for you if:

♦	You are not willing to accept the risk of fluctuations in commodities prices, in general, and exchange-traded futures contracts on physical commodities traded or various international exchanges in particular.
♦	You do not believe the Index will appreciate over the term of the ROS, or you believe the Index will appreciate by more than the Maximum Gain
♦	You seek an investment that is 100% principal protected
♦	You seek an investment that is exposed to the full potential appreciation of the Index, without a cap on participation
♦	You seek current income from this investment
♦	You are unable or unwilling to hold the ROS to maturity
♦	You seek an investment for which there will be an active secondary market
♦	You will create an over-concentrated position in any particular commodity sector of your portfolio by owning the ROS

Indicative Terms

Issuer	UBS AG, Jersey Branch
Issue Price	$10.00 per ROS
Term	18 months
Protection Percentage	10%
Maximum Gain	24.25% to 27.25%. The actual maximum gain will be set on the Trade Date
Multiplier	3
Payment at Maturity (per $10.00)	If the Index Return (as defined below) is positive and when multiplied by the Multiplier is equal to or greater than the Maximum Gain, you will receive:
$10.00 + ($10.00 × Maximum Gain)
If the Index Return is positive and when multiplied by the Multiplier is less than the Maximum Gain, you will receive:
$10.00 + ($10.00 × 3 × Index Return), subject to the Maximum Gain
If the Index Return is between 0% and -10% (inclusive), you will receive 100% of your principal.
If the Index Return is less than -10%, you will lose 1% of your principal (or a fraction thereof) for each percentage point (or a fraction thereof) that the Index Return is below -10%.
Accordingly, if the Index Return has declined by more than 10% over the term of your ROS, you may lose up to 90% of your principal.
Index Return	Index Ending Level – Index Starting Level Index Starting Level
Index Starting Level	Set equal to the closing level of the Index on the Trade Date
Index Ending Level	The closing level of the Index on the Final Valuation Date

Determining Payment at Maturity

If the Index Return is less than -10% you will lose 1% (or a fraction thereof) on the principal amount of your ROS for every 1% (or a fraction thereof) the Index Return is below -10%. Accordingly, for each $10.00 invested, your payment at maturity will be calculated as follows:

$10.00 + [$10.00 × (Index Return + 10%)]

As such, you could lose up to 90% of your principal depending on how much the Index declines.

Key Risks
♦	Partial principal protection only if you hold the ROS to maturity — You will be entitled to receive at least 10% of the principal amount of your ROS only if you hold your ROS to maturity. The market value of the ROS may fluctuate between the date you purchase them and the Final Valuation Date. If you sell your ROS in the secondary market prior to maturity, you will not receive partial principal protection on the portion of your ROS sold. You should be willing to hold your ROS to maturity.
♦	At maturity, you risk losing some of your principal — If the Index Return is less than -10% you will lose 1% (or a fraction thereof) of your principal for each 1% (or fraction thereof) that the Index Return is less than -10%. Accordingly, if the price of the Index has declined by more than the Protection Percentage over the term of the ROS, you will lose some of your principal.
♦	Your return potential is limited — If the Index Return is positive, the Index Return will be multiplied by the Multiplier, subject to the Maximum Gain on the ROS. Therefore, you will not benefit from any positive Index Return in excess of the Maximum Gain divided by the Multiplier.
♦	There may be little or no secondary market for the ROS — The ROS will not be listed or displayed on any securities exchange or any electronic communications network. There can be no assurance that a secondary market for the ROS will develop. UBS Securities LLC and other affiliates of UBS currently intend to make a market in the ROS, although they are not required to do so and may stop making a market at any time. If you sell your ROS prior to maturity, you may have to sell them at a substantial loss.
♦	Owning the ROS is not the same as owning the Index Commodities — The return on your ROS may not reflect the return you would realize if you actually owned the Index Commodities or a security directly linked to the Index.
♦	Credit of issuer — An investment in the ROS is subject to the credit risk of UBS, and the actual and perceived creditworthiness of UBS may affect the market value of the ROS.
♦	Price prior to maturity — The market price of the ROS will be influenced by many unpredictable and interrelated factors, including the level of the Index; the market price of the Index Commodities or exchange-traded futures contracts on the Index Commodities; the volatility of the Index; the composition of the Index; the time remaining to the maturity of the ROS; the supply and demand for the securities; interest rates in the markets; geopolitical conditions and economic, financial, political and regulatory or judicial events; and the creditworthiness of UBS.
♦	Impact of fees on secondary market prices — Generally, the price of the ROS in the secondary market is likely to be lower than the initial public offering price since the issue price included, and the secondary market prices are likely to exclude, commissions, hedging costs or other compensation paid with respect to the ROS.
♦	Potential UBS impact on price — Trading or transactions by UBS or its affiliates in the Index Commodities, or in futures, options, exchange-traded funds or other derivative products on the Index Commodities, may adversely affect the market price of the Index and, therefore, the market value of the ROS.
♦	Potential conflict of interest — UBS and its affiliates may engage in trading activities related to the Index and the Index Commodities, which may present a conflict between the obligations of the UBS and you, as a holder of the ROS. In addition, the calculation agent, an affiliate of the issuer, will determine the Index Return and payment at maturity based on observed levels of the Index in the market. The calculation agent can postpone the determination of the Index or the maturity date if a market disruption event occurs and is continuing on the Final Valuation Date.
♦	Potentially inconsistent research, opinions or recommendations by UBS — UBS and its affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding any offering of the ROS. Any such research, opinions or recommendations could affect the value of the Index or the Index Commodities, and therefore the market value of the ROS.
♦	Uncertain tax treatment — Significant aspects of the tax treatment of the ROS are uncertain. You should consult your own tax advisor about your own tax situation. See “What Are the Tax Consequences of the ROS” on page 7.
♦	Maximum potential return only at maturity — You can only earn the potential maximum return if you hold your ROS to maturity.

Risks Specific to the RICI Excess Return

Changes in the Policies of the Index Committee, Composition of the Index and to the Index will affect the market value of the ROS and the amount you will receive at maturity.

The policies of the Rogers International Commodity Index® Committee (the “Index Committee”), concerning the calculation of the level of the Index, additions, deletions or substitutions of Index Commodities will affect the market value of the ROS and the amount you will receive at maturity, and the manner in which changes affecting the Index Commodities are reflected in the Index could affect the value of the Index and, therefore, the amount payable on your ROS at maturity and the market value of your ROS prior to maturity. The amount payable on your ROS at maturity and their market value prior to maturity could also be affected if the Index Committee changes the policies of the Index. If events such as these occur, or if the value of the Index is not available or cannot be calculated because of a Market Disruption Event or for any other reason, the calculation agent may be required to make an alternative determination of the value of the Index. The composition of the Index may change over time, as additional commodities satisfy the eligibility criteria or commodities currently included in the Index fail to satisfy such criteria. The annual composition of the Index will be determined by the Index Committee based on the Index Committee’s assessment of the worldwide consumption of those commodities, including in reliance on data of private and governmental providers regarding commodities demand and supply. These data sources are subject to potential errors in data sources or errors that may affect the weighting of components of the Index. Any discrepancies that require revision may impact weighting determinations made by the Index Committee following the date on which such discrepancy is discovered. If for any reason, one of the Index Commodities ceases to exist or any other similar event with similar consequences, as determined in the discretion of the Index Committee occurs, the Index Committee will call an exceptional meeting to assess whether the composition and/or the weighting of, the Index should be modified. The modification of the composition and\or the weighting of the Index may have an adverse impact on the value of the Index, the amount payable on the ROS at maturity and their market value prior to maturity.

James Rogers and the Index Committee have no obligations to you.

The Index is overseen by the Index Committee. Beeland Interests, Inc., which is 100% owned by James B. Rogers Jr. (“Rogers”), is the sole owner of the Index. Rogers chairs the Index Committee and controls its decisions. The other members of the Index Committee are Diapason, Beeland Management Company, Daiwa Asset Management America, UBS AG, ABN AMRO and Merrill Lynch & Co. Rogers, through the Index Committee, has a significant degree of discretion regarding the composition of the Index, including additions, deletions and the weightings of the Index Commodities or the Index Contracts, all of which could affect the value of the Index and, therefore, could affect the amount payable on the ROS at maturity and the market value of the ROS prior to maturity. Rogers and the Index Committee do not have any obligation to take into consideration the needs of any parties to transactions involving the Index, including the holders of the ROS, when reweighting or making any other changes to the Index. Additionally, Rogers, individually or through an entity controlled by Rogers, actively trades commodities and/or futures contracts on physical commodities, including underlying commodities and\or futures contracts on physical commodities included in the Index, and over-the-counter contracts having values which derive from or are related to such commodities. Rogers, individually or through an entity controlled by Rogers, also may actively trade and hedge the Index. With respect to any such activities, neither Rogers nor any of the entities controlled by Rogers have any obligation to take into consideration, at any time, the needs of any buyers, sellers or holders of the ROS. It is possible that such trading and hedging activities, by any of these parties, will affect the value of the Index and therefore the market value of the ROS.

Suspension or disruptions of market trading in the commodity and related futures markets may adversely affect the value of your ROS.

The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices that may occur during a single business day. These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price”. Once the limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. These circumstances could adversely affect the level of the Index and, therefore, the value of your ROS.

Higher future prices of the Index Commodities relative to their current prices may decrease the amount payable at maturity.

The Index is composed of futures contracts on physical commodities. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for delivery of the underlying physical commodity. As the exchange-traded futures contracts that comprise the Index approach expiration, they are replaced by contracts that have a later expiration. Thus, for example, a contract purchased and held in August may specify an October expiration. As time passes, the contract expiring in October is replaced by a contract for delivery in November. This process is referred to as “rolling”. If the market for these contracts is (putting aside other considerations) in “backwardation”, where the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the October contract would take place at a price that is higher than the price of the November contract, thereby creating a “roll yield”. While many of the contracts included in the Index have historically exhibited consistent periods of backwardation, backwardation will most likely not exist at all times. Moreover, certain of the commodities included in the Index, such as gold, have historically traded in “contango” markets. Contango markets are those in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months. The absence of backwardation in the commodity markets could result in negative “roll yields,” which could adversely affect the value of the Index and, accordingly, adversely affect the market value of your ROS.

Commodity prices may change unpredictably, affecting the Index level and the value of your ROS in unforeseeable ways.

Trading in futures contracts associated with the Index Commodities is speculative and can be extremely volatile. Market prices of the Index Commodities may fluctuate rapidly based on numerous factors, including: changes in supply and demand relationships; weather; agriculture; trade; fiscal, monetary, and exchange control programs; domestic and foreign political and economic events and policies; disease; technological developments and changes in interest rates. These factors may affect the level of the Index and the value of your ROS in varying ways, and different factors may cause the value of different commodities included in the Index, and the volatilities of their prices, to move in inconsistent directions at inconsistent rates.

The Index will include futures contracts on foreign exchanges that are less regulated than U.S. markets and are subject to risks that do not always apply to U.S. markets.

The Index will include futures contracts on physical commodities on exchanges located outside the United States. The regulations of the Commodity Futures Trading Commission do not apply to trading on foreign exchanges, and trading on foreign exchanges may involve different and greater risks than trading on United States exchanges. Certain foreign markets may be more susceptible to disruption than United States exchanges due to the lack of a government-regulated clearinghouse system. Trading on foreign exchanges also involves certain other risks that are not applicable to trading on United States exchanges. Those risks include varying exchange rates, exchange controls, expropriation, burdensome or confiscatory taxation, moratoriums, and political or diplomatic events.

It will also likely be more costly and difficult for the Index Committees to enforce the laws or regulations of a foreign country or exchange, and it is possible that the foreign country or exchange may not have laws or regulations which adequately protect the rights and interests of investors in the Index.

The return on the ROS will not be adjusted for changes in exchange rates that might affect the futures contracts underlying the Index which are quoted in foreign currencies.

Although some of the futures contracts which comprise the Index are traded in currencies other than U.S. dollars, and the ROS are denominated in U.S. dollars, the amount payable on the ROS at maturity will not be adjusted for changes in the exchange rate between the U.S. dollar and each of the currencies upon which the futures contracts comprising the Index are quoted. Changes in exchange rates, however, may reflect changes in various non-U.S. economies that in turn may affect the return on the ROS. The amount we pay in respect of the ROS on the maturity date will be based solely upon the Index Return.

Prolonged decline in value in energy oriented materials would have a negative impact on the level of the Index and the value of your ROS.

Approximately 44% of the component commodities on the Index are energy oriented, including approximately 21% in crude oil. Accordingly, a decline in value in such raw materials would adversely affect the level of the Index and the value of your ROS. Technological advances or the discovery of new oil reserves could lead to increases in world wide production of oil and corresponding decreases in the price of crude oil. In addition, further development and commercial exploitation of alternative energy sources, including solar, wind or geothermal energy, could lessen the demand for crude oil products and result in lower prices. Absent amendment of the Index to lessen or eliminate the concentration of existing energy contracts in the Index or to broaden the Index to account for such developments, the level of the Index and the value of your ROS could decline.

The ROS Are Not Linked to a Total Return Index.

The ROS are linked to the Rogers International Commodity Index® — Excess ReturnSM, which reflects the returns that are potentially available through an unleveraged investment in the Index Contracts. In contrast, the Rogers International Commodity Index® Total ReturnSM is a total return index which, in addition to reflecting such returns, also reflects interest that could be earned on cash collateral invested in 3-month U.S. Treasury bills. Because the ROS are linked to the Rogers International Commodity Index® — Excess ReturnSM, the return on the ROS will not include the total return feature of the Rogers International Commodity Index® Total ReturnSM.

The Rogers International Commodity Index® — Excess ReturnSM

The following information on the Rogers International Commodity Index® — Excess ReturnSMprovided in this document should be read together with the discussion under the heading “Underlying Indices and Underlying Index Publishers – The Rogers International Commodity Index® — Excess ReturnSM beginning on page IS-24 of the Index supplement.

Set forth below is a current list of the commodity futures contracts comprising the Index, together with their respective symbols, exchanges and individual tenor weights, as of July 28, 2008:

	Code	Exchange	Currency	Initial Weighting
Crude Oil	Cl	NYMEX	USD	21.00%
Brent	CO	ICE	USD	14.00%
Wheat	W	CBOT	USD	7.00%
Corn	C	CBOT	USD	4.75%
Aluminium	LA	LME	USD	4.00%
Copper	LP	LME	USD	4.00%
Heating Oil	HO	NYMEX	USD	1.80%
Gas Oil	QS	ICE	USD	1.20%
RBOB Gasoline	XB	NYMEX	USD	3.00%
Natural Gas	NG	NYMEX	USD	3.00%
Cotton	CT	NYCE	USD	4.05%
Soybeans	S	CBOT	USD	3.25%
Gold	GC	COMEX	USD	3.00%
Live Cattle	LC	CME	USD	2.00%
Coffee	KC	CSCE	USD	2.00%
Zinc	LX	LME	USD	2.00%
Silver	SI	COMEX	USD	2.00%
Lead	LL	LME	USD	2.00%
Rice	RR	CBOT	USD	0.50%
Platinum	PL	NYMEX	USD	1.80%
Soybean Oil	BO	CBOT	USD	2.00%
Lean Hogs	LH	CME	USD	1.00%
Sugar	SB	CSCE	USD	2.00%
Azuki Beans	JE	TGE	JPY	0.25%
Cocoa	CC	CSCE	USD	1.00%
Nickel	LN	LME	USD	1.00%
Tin	LT	LME	USD	1.00%
Greasy Wool	OL	SFE	USD	0.25%
Rubber	JN	TICIN	JPY	1.00%
Lumber	LB	CME	USD	1.00%
Barley	WA	WCE	CAD	0.27%
Canola	RS	WCE	CAD	0.67%
Orange Juice	JO	NYCE	USD	0.66%
Oats	OL	CBOT	USD	0.50%
Palladium	PA	NYMEX	USD	0.30%
Soybean Meal	SM	CBOT	USD	0.75%

The commodity sectors included in the Index as of July 28, 2008, and their initial relative weights, are as follows:

Initial Weights

Historical Closing Levels of the Index

Any historical upward or downward trend in the value of the Index during any period shown below is not an indication that the value of the Index is more or less likely to increase or decrease at any time during the term of the ROS. The historical Index levels do not give an indication of future performance of the Index. UBS cannot make any assurance that the future performance of the Index or the Index Commodities will result in holders of the ROS receiving a positive return on their investment. The closing level of the Index on July 29, 2008 was 3877.47. The actual Index Starting Level will be the closing level of the Index on the Trade Date.

The table below shows the performance of the Index from December 31, 1998 through July 29, 2008.

Historical Results for the period from
December 31, 1998 through July 29, 2008

Year	Ending Level		Annual Return
1998	875.63
1999	1212.16		38.43%
2000	1452.52		19.83%
2001	1134.10		-21.92%
2002	1498.88		32.16%
2003	1961.08		30.84%
2004	2344.89		19.57%
2005	2730.35		16.44%
2006	2696.26		-1.25%
2007	3366.79		24.87%
2008	3877.47	(1)	15.17%
(1)	Actual as of July 29, 2008.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

The table below shows the performance of the Index from July 31, 1998 through July 29, 2008 in comparison with two traditional commodities indices: the Goldman Sachs Commodity Index (GSCI®) Excess Return and the Dow Jones-AIG Commodity IndexSM Excess Return.

	Historical Results for the period July 31, 1998 through July 29, 2008
	S&P GSCI Excess Return	DJAIG Excess Return	Rogers Excess Return
Total Return	184.14%	124.87%	287.75%
Annualized Return	11.01%	8.44%	14.52%
Annual Volatility	22.29%	15.29%	17.02%
Sharpe Ratio	0.33	0.32	0.64

The graph below illustrates the performance of the Index from 7/31/1998 to 7/29/08 in comparison to the S&P GSCI Excess Return Index (GSCI®) and the Dow Jones-AIG Commodity IndexSM Excess Return.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Scenario Analysis and Examples at Maturity

The following scenario analysis and examples assume a 25.75% Maximum Gain (the middle of the indicative range — the actual Maximum Gain will be determined on the trade date) and assume a range of Index performance from +40% to -40%.

Example 1 — On the Final Valuation Date, the Index closes 5% above the Index Starting Level. Since the Index Return is 5%, you will receive 3x the Index Return, or a 15% total return, and the payment at maturity per $10.00 principal amount of ROS will be calculated as follows: $10.00 + ($10.00 × 3 × 5%) = $10.00 + $1.50 = $11.50.

Example 2 — On the Final Valuation Date, the Index closes 20% above the Index Starting Level. Since 3x the Index Return of 20% is more than the Maximum Gain of 25.75%, you will receive the Maximum Gain of 25.75%, or $12.58 per ROS.

Example 3 — On the Final Valuation Date, the Index closes 5% below the Index Starting Level. Since the Index Return is -5%, which is within the principal protection range of 0% and -10%, the payment at maturity is equal to $10.00 per $10.00 principal amount of ROS (a zero return).

Example 4 — On the Final Valuation Date, the Index closes 20% below the Index Starting Level. Since the Index Return is -20%, which is below the principal protection range of 0% and -10%, the payment at maturity is equal to $9.00 per $10.00 principal amount of ROS as follows:

$10.00 + [$10.00 × (-20% + 10%)] = $9.00 (a 10% loss)

If the Index declines by more than 10% over the term of the ROS, you may lose up to 90% of your principal.

What Are the Tax Consequences of the ROS?

The United States federal income tax consequences of your investment in the ROS are uncertain. Some of these tax consequences are summarized below, but we urge you to read the more detailed discussion in “Supplemental U.S. Tax Considerations” on page PS-28 of the ROS PP product supplement and discuss the tax consequences of your particular situation with your tax advisor.

Pursuant to the terms of the ROS, UBS and you agree, in the absence of a statutory, regulatory, administrative or judicial ruling to the contrary, to characterize your ROS as a pre-paid derivative contract with respect to the Index. If your ROS are so treated, you should generally recognize capital gain or loss upon the sale or maturity of your ROS in an amount equal to the difference between the amount you receive at such time and the amount you paid for your ROS. Such gain or loss should generally be long term capital gain or loss if you have held your ROS for more than one year.

In the opinion of our counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your ROS in the manner described above. However, because there is no authority that specifically addresses the tax treatment of the ROS, it is possible that your Securities could alternatively be treated for tax purposes in the manner described under “Supplemental U.S. Tax Considerations — Alternative Treatments” on page PS-29 of the ROS PP product supplement.

The Internal Revenue Service has recently released a notice that may affect the taxation of holders of the ROS. According to the notice, the Internal Revenue Service and the Treasury Department are actively considering whether the holder of an instrument such as the ROS should be required to accrue ordinary income on a current basis, and they are seeking taxpayer comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the ROS will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The Internal Revenue Service and the Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special “constructive ownership rules” of Section 1260 of the Internal Revenue should be applied to such instruments. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations. Except to the extent otherwise required by law, UBS intends to treat your ROS for United States federal income tax purposes in accordance with the treatment described above and under “Supplemental U.S. Tax Considerations” on page PS-28 of the ROS PP product supplement, unless and until such time as the Treasury Department and Internal Revenue Service determine that some other treatment is more appropriate.

In addition, a member of the House of Representatives has introduced a bill that, if enacted, would require holders of ROS purchased after the bill is enacted to accrue interest income over the term of the ROS despite the fact that there will be no interest payments over the term of the ROS. It is not possible to predict whether this bill or a similar bill will be enacted in the future and whether any such bill would affect the tax treatment of your ROS.

Capitalization of UBS

The following table sets forth the consolidated capitalization of UBS in accordance with International Financial Reporting Standards and translated into U.S. dollars.

As of March 31, 2008 (unaudited)	CHF	USD
	(in millions)
Debt
Debt issued(1)	386,575	389,198
Total Debt	386,575	389,198
Minority Interest(2)	6,310	6,353
Shareholders’ Equity	16,386	16,497
Total capitalization	409,271	412,048
(1)	Includes Money Market Paper and Medium Term Notes as per Balance Sheet position.
(2)	Includes Trust preferred securities.

Swiss franc (CHF) amounts have been translated into U.S. dollars (USD) at the rate of CHF 1 = USD 1.00679 (the exchange rate in effect as of March 31, 2008).

Structured Product Categorization

To help investors identify appropriate investment products (“structured products”), UBS organizes its structured products into four categories: Protection Strategies, Optimization Strategies, Performance Strategies and Leverage Strategies. The ROS are classified by UBS as an Optimization Strategy for this purpose. The description below is intended to describe generally the four categories of structured products and the types of protection that may be offered on those products. This description should not be relied upon as a description of any particular structured product.

♦	Protection Strategies are structured to provide investors with a high degree of principal protection at maturity, periodic coupons or a return at maturity with the potential to outperform traditional fixed income instruments. These structured products are designed for investors with low to moderate risk tolerances.
♦	Optimization Strategies are structured to optimize returns or yield within a specified range. These structured products are designed for investors with moderate to high risk tolerances. Optimization Strategies may be structured to provide no principal protection, partial protection or contingent protection.
♦	Performance Strategies are structured to be strategic alternatives to index funds or exchange traded funds or to allow efficient access to new markets. These structured products are designed for investors with moderate to high risk tolerances. Performance Strategies may be structured to provide no principal protection, partial protection or contingent protection.
♦	Leverage Strategies are structured to provide leveraged exposure to the performance of an underlying asset. These structured products are designed for investors with high risk tolerances.

“Partial protection”, if applicable, provides principal protection against a decline in the price or level of the underlying asset down to a specified threshold; investors will lose 1% of principal for every 1% decline in the price or level of the underlying asset below the specified threshold.

“Contingent protection”, if applicable, provides principal protection at maturity as long as the price or level of the underlying asset does not trade below a specified threshold; if the price or level of the asset declines below the specified threshold at any time during the term of the securities, all principal protection is lost and the investor will have full downside exposure to the price or level of the underlying asset.

In order to benefit from any type of principal protection, investors must hold the security to maturity.

Classification of structured products into categories is not intended to guarantee particular results or performance.